

February 16, 2018

Mail Stop 4631

<u>Via E-mail</u>
Gregory S. Skinner
Vice President
Landec Corporation
3603 Haven Avenue
Menlo Park, CA 94025

>   **Re: Landec Corporation**
>   **Form 10-K/A for Fiscal Year Ended May 28, 2017**
>   **Filed August 15, 2017**
>   **File No. 0-27446**

Dear Mr. Skinner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended May 28, 2017

Pursuant to Rule 12b-15 of Regulation 12B, amendments filed pursuant to this section must set forth the complete text of each item as amended. In the explanatory note of your amended filing, you state that this amendment was filed to correct a typographical error in the date of the Opinion. Accordingly, the entirety of Item 8 for which the Opinion is a part, inclusive of a full set of financial statements and accompanying notes, must be included in your amended filing. Please file an amended filing that complies with the cited guidance. Please also include appropriately revised certifications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Senior Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction